Mail Stop 3561

April 17, 2008

Bryan Hunsaker
Chief Executive Officer
Franchise Capital Corporation
10288 Jordan Gateway Suite F
South Jordan, UT 84095

      Re: **Franchise Capital Corporation**
                 Form 8-K dated October 4, 2007
                 Filed October 19, 2007
                 Form 8-K/A dated October 4, 2007
                 Filed October 25, 2007
                 File No. 000-50127

Dear Mr. Hunsaker:

      We have reviewed your response letter dated April 2, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 8-K/A dated October 4, 2007

1.   We note your response to our prior comment number four; however, it still
        appears the commission filing numbers presented on the front cover of your Form
        8-K/A filed on April 2, 2008 and Form 10-QSB for the quarter ended December
        31, 2007 are still incorrect. Please revise future filings to provide the correct
        commission filing number for your Exchange Act Filings (i.e. 000-50127).

Form 10-QSB for the quarter ended December 31, 2007

Note 1 – Background, page 6

2.   We note from your disclosure that all share information has been adjusted to
        reflect the share exchange ratio of approximately 84:1. However, based on the
        information disclosed in your footnote you state that FCCN issued a total of
        1,114,285,700 shares in exchange for 6,745,456 shares of Aero representing all of
        the outstanding shares of Aero. In this regard, it appears the share exchange ratio
        should be higher (i.e. 165:1). Please provide us with your exchange ratio
        calculation or alternatively, revise your notes and disclosures contained elsewhere
        in the document in future filings, accordingly.

Note 4 – Notes Payable, page7

3.   We note from the face of your balance sheet that you have notes payable of
        $1,673,909 outstanding as of December 31, 2007; however, your note payable
        footnote only describes $1,198,063 of the total outstanding balance. In this
        regard, please describe for us the nature and terms of the remaining note payable
        obligations of $475,846 and revise your notes in future filings to disclose the
        nature and terms of all debt amounts.

Note 6 - Subsequent Events, page 8

4.   We note from your disclosure that you entered into a court-ordered settlement of
        $202,197 with regard to a note payable and accrued interest that was past due to a
        third party. Please tell us whether such amounts were accrued as of December 31,
        2007. If not, please explain why and tell us how your accounting treatment
        complies with the guidance outlined in paragraph 8 of SFAS No. 5. We may have
        further comment upon receipt of your response.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant